Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

December 1, 2008

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Enterprise GP Holdings L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-32610

Dear Ms. Thompson:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2008 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Partnership,” and similar expressions are intended to mean the business and operations of Enterprise GP Holdings L.P. and its consolidated subsidiaries. References to “Parent Company” mean Enterprise GP Holdings L.P., individually as the parent company, and not on a consolidated basis.

References to “TEPPCO” mean TEPPCO Partners, L.P. and its consolidated subsidiaries.   References to “TEPPCO GP” refer to Texas Eastern Products Pipeline Company, LLC, which is the general partner of TEPPCO.

References to “DFI” mean Duncan Family Interests, Inc. and “DFIGP” mean DFI GP Holdings, L.P.   References to “EPCO” mean EPCO, Inc.   DFI and DFIGP are private company affiliates of EPCO that are under common control with us.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements for the Year Ended December 31, 2007

Note 1.  Partnership Organization and Basis of Presentation, page 92

1.  We have reviewed your response to comments 3 and 5 in our letter dated August 29, 2008.  We read on page 94 of your Form 10-K that the economic benefit of the TEPPCO IDRs for periods prior to December 2006 equals the post-December 2006 maximum IDR threshold of 25% plus the incremental amount of benefit that would have been received from the 4.4 million TEPPCO common units that you acquired with the TEPPCO GP units in May 2007.  Based on your 10-K disclosures and your response to our prior comment, it appears that your recast consolidated financial statements reflect IDR payments at the current 25% maximum threshold for all periods presented rather than reflecting IDR payments at the amounts that were actually paid in the prior years, and it appears that the difference between the actual IDR payments

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December 1, 2008

and the current 25% maximum threshold has been treated as though it were cash distributions made to common unitholders for all periods.  If our understanding is correct, it remains unclear to us why your recast historical financial statements would not reflect 100% of the actual historical IDR payments made by TEPPCO to DFI and DFIGP as reductions to your equity.  Please tell us how this accounting is consistent with accounting for pooling of interests, as it is unclear to us that pooling of interests accounting would permit you to retroactively restate prior years as though the IDR maximum threshold had always been 25% rather than combining the historical financial statements of Enterprise and TEPPCO such that the December 2006 amendment would not impact the financial statements prior to December 2006, and tell us the specific accounting guidance that you are relying upon in your accounting for these IDR payments prior to December 2006.  Alternatively, if our understanding is incorrect, please explain this matter to us in more detail, and tell us why the cash distributions to former owners of TEPPCO GP interests reflected in your financial statements do not agree to the IDR payments made to GP unitholders in TEPPCO’s stand-alone financial statements, as we assume these IDR payment amounts should be the same.

Response

With respect to our investments in TEPPCO GP and TEPPCO, it is important to understand the transactions that took place from February 2005 (when TEPPCO GP first became part of the common control affiliated group) to May 2007 (when we acquired 100% of TEPPCO GP including the 25% incentive distribution right (“IDR”) tier and 4.4 million limited partner (“LP”) units of TEPPCO).  The following information summarizes the key transactions during this period:

▪	In February 2005, private company affiliates of ours purchased from a third party 100% of TEPPCO GP, including related IDR tiers and approximately 2.5 million TEPPCO LP units.

▪
In December 2006, upon approval by TEPPCO’s LP unitholders, TEPPCO’s 50% IDR tier (which was held by our common control affiliate) was eliminated, and in exchange our affiliate was issued 14.1 million LP units with an equal value.  The 50% IDR tier entitled TEPPCO GP to 50% of TEPPCO’s quarterly cash distributions that exceeded $0.45 per LP unit paid by TEPPCO.  The 25% IDR tier was not changed.  It remains at 25% of TEPPCO’s quarterly cash distributions that exceed $0.325 per LP unit paid by TEPPCO.   For the period from February 2005 through December 2006, the cash distributions and earnings received by our affiliate in connection with the 50% IDR tier are presented as to the cash distributions and earnings that would have been received if our affiliate had instead owned the 14.1 million LP units throughout the entire period.  Accordingly, the exchange transaction merely changed the legal form through which TEPPCO made distributions and earnings allocations to TEPPCO GP with respect to these amounts. The exchange transaction did not impact TEPPCO’s overall distributions or earnings allocations to its outside (public) LP unitholders.

▪
In May 2007, we acquired 100% of TEPPCO GP, the remaining IDR tiers and 4.4 million of the 14.1 million LP units discussed in the previous bullet point from common control affiliates.  This acquisition transaction was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.  Our historical consolidated financial statements were recast to present TEPPCO GP as if it had been combined for all periods of common ownership (i.e., since February 2005).

In connection with recasting our financial statements, we presented the cash distributions and earnings attributable to all of the interests we acquired in May 2007 (100% of TEPPCO GP, including the remaining IDR tiers and 4.4 million LP units) for all periods during which these interests were held by our common control affiliates.  Specifically, with respect to the 4.4 million LP units that are the subject of this comment, the ownership interest conveyed by these LP units, regardless of whether classified as IDRs (prior to the December 2006 exchange) or LP units received in May 2007, must be reflected in all periods for which common control existed.  We confirm to the Staff that, even if we had not given effect to the

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December 1, 2008

December 2006 exchange transaction on a retrospective basis, we would have reflected the same amount of cash distributions and earnings related to our TEPPCO interests in our recast financial statements (this is demonstrated in the following paragraph).  By giving retrospective effect to the December 2006 exchange, the impact to our financial statements was to reflect the legal form through which distributions and earnings will be made on a prospective basis as if that legal form had been in place for all periods presented.

For illustration purposes only and to further clarify TEPPCO’s December 2006 exchange transaction, an alternative way to view the 50% IDR tier exchange transaction is to assume the December 2006 exchange of 14.1 million LP units for the 50% IDR tier did not occur.  Instead, assume that the full 50% IDR tier amounts would still be in existence for all periods presented.  In such a hypothetical assumption, we would have acquired, by issuing our Partnership equity as consideration for this common control transaction, a 31.2% interest (4.4 million LP units divided by 14.1 million LP units) in the 50% IDR tier.  The cash distributions and earnings related to that pro rata portion of the 50% IDR tier would have been included in our financial statements for all comparative periods.  The remaining 68.8% interest in the 50% IDR tier not acquired by us would have been reflected in our recast consolidated statements as minority interests (just as the 9.7 million LP units still held by our common control affiliates are presented as minority interests).

As such, the ownership interests acquired by us in May 2007, whether viewed as a 31.2% ownership of the 50% IDR tier (based upon the hypothetical example above), or as 4.4 million LP units actually acquired, our recast consolidated financial statements reflect 100% of the actual historical 50% IDR tier cash distributions paid and earnings as attributed to:  (i) our 31.2% ownership of the 50% IDR tier (equal to the 4.4 million LP units) and (ii) the other 68.8% held by our common control affiliates as minority interest ownership (equal to the 9.7 million LP units issued to such affiliates).   Our consolidated net income included TEPPCO earnings attributed to the 4.4 million LP units.   Likewise, our consolidated minority interest expense included TEPPCO earnings allocated to the 9.7 million LP units.  Regardless of the form of the interest acquired, whether as LP units or a percentage of the 50% IDR tier, we presented such ownership interests on an as-if-pooled basis for all periods presented.

We believe the accounting and presentation in our recast consolidated financial statements is appropriate.  Our approach provides a consistent and comparative depiction of our Partnership equity structure related to the consideration given in the acquisition and the related allocation of income, cash receipts, and cash distributions related to our current ownership interests in TEPPCO GP, including related  IDR tiers, and the 4.4 million LP units.  In our judgment, such important financial disclosure is compliant with applicable accounting pronouncements (as discussed below) and provides readers with realistic and relevant comparative financial information that is reflective of the business purpose of the underlying transactions.

We believe the accounting literature supports our accounting and reporting of the transactions in several respects, as summarized below:

▪
According to APB 16, Business Combinations, paragraph 57, “financial statements and financial information of the separate companies presented for prior years should also be restated on a combined basis to furnish comparative information.”   In addition, according to SFAS 141 paragraphs D11-D18, transactions between entities under common control are recorded at historical carryover basis.  Specifically, paragraph D17 states, in part, “Financial statements and financial information presented for prior years should also be restated to furnish comparative information.” Regardless of the form of the transaction (i.e., LP units or proration of the 50% IDR tier), we, in effect, acquired in May 2007 a 31.2% (or 4.4/14.1) interest in the 50% IDR tier cash flows as illustrated above.  Our recast financial statements reflect the underlying TEPPCO interests acquired and our Partnership limited partner equity issued as if they were owned and in effect for all periods of common ownership.

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▪	Our accounting and presentation also aligns with SFAS 128, Earnings per Share, paragraph 54, which requires the computations of basic and diluted EPS to be adjusted retroactively for all periods presented to reflect a change in capital structure.

▪
Also, our recast presentation and disclosures related to the acquired 4.4 million TEPPCO LP units follows ARB 43 Chapter 2 – Form of Statements, A. Comparative Financial Statements, paragraph 2, which states, in part, “If, because of reclassifications or for other reasons, changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information should be furnished which will explain the change.  This procedure is in conformity with the well recognized principle that any change in practice which affects comparability should be disclosed.”  In addition, ARB 43, paragraph 3 indicates, “It is necessary that prior-year figures shown for comparative purposes be in fact comparable with those shown for the most recent period.”

We note your comment and will review our disclosures regarding the basis of presentation of the December 2006 exchange in future filings.

Lastly, the following table presents a reconciliation of the IDR payments made by TEPPCO as reflected in their standalone financial statements to the IDR payments received by the Parent Company (dollars in thousands).

	For the Years Ended December 31,
	2007	2006	2005 (2)
General partner IDRs paid by TEPPCO:
General partner IDRs paid by TEPPCO to TEPPCO GP (1)	$43,274	$77,887	$69,555
Distributions retained by TEPPCO GP	(64)	(2)	(9)
Total general partner IDRs paid to owners of TEPPCO GP	$43,210	$77,885	$69,546

General partner IDRs received from TEPPCO GP:
IDRs equivalent to 4.4 million LP units of TEPPCO (3)	$--	$10,869	$7,463
IDRs through first 25% Tier (3)	43,210	43,077	29,576
Total IDRs received by the Parent Company	43,210	53,946	37,039
IDRs retained by private company affiliates of EPCO equivalent to 9.7 million LP units of TEPPCO (i.e. distributions paid to minority interests) (4)	--	23,939	16,437
Total general partner IDRs received from TEPPCO GP	$43,210	$77,885	$53,476

(1)  See TEPPCO 2007 Form 10-K, page F-50 for amounts.
(2)  The difference between general partner IDRs paid to owners of TEPPCO GP and general partner IDRs the Parent Company received from TEPPCO GP is due to $16.1 million of IDRs that were paid to former third party owners of TEPPCO GP during the first quarter of 2005.
(3)  See the Partnership’s 2007 Form 10-K, page 187 for amounts.
(4)  See the Partnership’s 2007 Form 10-K, page 103 for 2006 and 2005 amounts. In our filing, we characterized these amounts as distributions to “related party former owners of TEPPCO GP.”

2.  We note from your response to comment 3 in our letter dated August 29, 2008 that DFI and DFIGP reduced the amount of the IDR intangible asset and recorded an offsetting increase to goodwill related to TEPPCO at the time of the December 2006 amendment to TEPPCO’s IDR agreement.  Please explain to us in more detail why DFI and DFIGP, and as a result of using accounting similar to a pooling of interests, why you, increased goodwill by an offsetting amount when the top IDR payment tier was eliminated in exchange for additional TEPPCO common units, including telling us the accounting guidance you are relying upon.  Additionally, similar to comment 1 above, explain to us your basis in GAAP for reflecting this change in goodwill for all periods presented, since you appear to have retroactively restated prior periods as though the current 25% maximum IDR threshold were in existence at the time that DFI and DFIGP originally acquired TEPPCO’s GP units and related IDRs.

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December 1, 2008

Response

TEPPCO GP was originally purchased in February 2005 for approximately $1.1 billion in cash by common control affiliates.  Similar to Response 1 above, it is important to understand the transactions that took place from February 2005 to May 2007.  The following information summarizes the key transactions during this period:

▪
In February 2005, private company affiliates of ours purchased from a third party 100% of TEPPCO GP, including related IDR tiers and approximately 2.5 million TEPPCO LP units. The purchase price was allocated to the underlying fair value of the assets acquired and liabilities assumed, which include property, plant and equipment, amortizable intangible assets, the TEPPCO IDRs and goodwill.  We recorded the IDRs as a $1.1 billion indefinite life intangible asset and assigned $490 million of this amount to the maximum 50% IDR tier (i.e., the top 25% of IDRs that were eliminated in December 2006). We assigned the remainder of the $1.1 billion to the other IDR tiers.

▪
In December 2006, TEPPCO’s LP unitholders approved an exchange transaction with TEPPCO GP whereby the 50% IDR tier was eliminated and replaced with 14.1 million of TEPPCO LP units (see comment 1 above).  As a result of the December 2006 exchange event, our private company affiliates reclassified $490 million of the carrying basis of the IDR intangible asset (representing that portion of the 50% IDR tier that was eliminated) to property, plant and equipment, amortizable intangible assets and goodwill based on the underlying fair value of the assets and liabilities of TEPPCO.  Of the $490 million, approximately $477 million was reclassified to goodwill.  Management attributes this goodwill to the future benefits we may realize from our investments in TEPPCO and TEPPCO GP.  Specifically, we will benefit from the cash distributions paid by TEPPCO with respect to TEPPCO GP’s 2% general partner interest in TEPPCO and ownership of its LP units.

▪
In May 2007, we acquired 4.4 million of the 14.1 million TEPPCO LP units in a common control transaction.  As discussed in the previous bullet point, the value attributable to the 14.1 million TEPPCO LP units was assigned to property, plant and equipment, amortizable intangible assets and goodwill.  As a result, we recorded on our balance sheet 31.2% (i.e. 4.4/14.1) of such property, plant and equipment, amortizable intangible assets and goodwill.  The carrying basis of these assets was allocated back to the date of the original common control purchase in February 2005 in our recast comparative financial statements.

Similar to our response to Comment 1, we have consistently applied the carryover basis in the various TEPPCO interests we acquired in May 2007 in our recast comparative consolidated financial statements.  Our recast presentation reflects the nature and character of our current ownership interests in TEPPCO. We believe such comparative information provides a benchmark for comparison to our current and anticipated income and cash distributions from our TEPPCO investments.  This characterization follows the spirit and intent of the fundamental accounting guidance and results in realistic, relevant and comparable financial disclosures with respect to such common control transactions.

We supplementally note that both goodwill and the IDR intangible assets have similar balance sheet classifications.  Both assets are not amortized and there have been no differences in the impairment testing results. Regardless of balance sheet presentation, the reclassification of that portion of the IDR intangible asset attributed to the eliminated IDRs to goodwill had no impact on our historical results of operations.

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Note 14.  Intangible Assets and Goodwill, page 145

3.  We have reviewed your response to comment 10 in our letter dated August 29, 2008.  As an indeterminable life is not the equivalent of an indefinite life, please provide us with additional information regarding how you determined the IDR intangible assets to have indefinite lives.  In particular, since TEPPCO and ETP cannot guarantee that they will have sufficient available cash to pay a specific level of cash distributions to their unitholders and available cash is dependent on numerous factors, such as debt service requirements, capital expenditures, acquisitions, product costs, prices, and volumes, the level of competition, fluctuations in working capital needs, weather, the ability to access capital markets, and cash reserves established by the general partner, please tell us in further detail how you determined that there is no foreseeable limit to the period over which these assets are expected to contribute to your cash flows and how you considered these risks when calculating the fair value of this asset.  In supporting your conclusion, provide us with additional information regarding your application of the income approach in determining the fair value of the IDRs.  Explain the specific assumptions used in your valuation, such as discount rates, growth rates, and forecasted periods, discuss how they were determined and clarify how you concluded that TEPPCO and ETP will continue to pay incentive cash distributions for the foreseeable future at amounts at least equal to current distributions.  Please ensure you discuss the propriety of using a perpetual growth model in estimating terminal value, which, we assume, estimates that cash flows beyond the terminal year will grow at a constant rate forever.  Also, tell us if you utilized a valuation firm in determining the fair value of the IDRs.  Finally, please provide us with a detailed explanation of how you determine and measure impairment for the IDR intangible assets.

Response

Master limited partnerships (“MLPs”) have two classes of ownership – a general partner and limited partners.  As equity holders in an MLP, both classes of ownership are entitled to an allocable share of declared cash distributions.  In addition, the general partner often has a contractual right to incentive distributions, which increase its percentage interest in the MLP’s total cash distribution.  These IDRs are determined and paid based on the level of cash distributions declared by the MLP in accordance with specified distribution rate target levels.

The Parent Company owns 100% of the membership interests of TEPPCO GP, which includes TEPPCO GP’s contractual right to the IDRs of TEPPCO.  The Parent Company accounts for the IDRs of TEPPCO as an indefinite-life intangible asset.  Similarly, the Parent Company owns common units representing limited partnership interests in Energy Transfer Equity, L.P. (“Energy Transfer Equity”) and accounts for this investment using the equity method of accounting.  Energy Transfer Equity, through its 100% membership interest in the general partner of Energy Transfer Partners, L.P. (“ETP”), owns the IDRs of ETP.  The Parent Company’s investment in Energy Transfer Equity exceeds its share of the historical cost of the underlying net assets of Energy Transfer Equity.  We attribute a component of this excess cost to the IDRs of ETP.

We recorded the TEPPCO IDRs on our balance sheet based on our estimate of the fair value for this contractual right to receive future cash flows as of February 2005 (the date our common control affiliates initially acquired interests in TEPPCO and TEPPCO GP).  The amount of excess cost we attribute to the ETP IDRs is based on our estimate of the fair value for this contractual right as of May 2007 (the date that the Parent Company acquired interests in Energy Transfer Equity and its general partner, LE GP, LLC).  We used Ernst & Young LLP’s valuation services group to assist us in the evaluation of fair value for both the TEPPCO IDRs and the ETP IDRs.

IDR Valuation.  An application of the Income Approach was used to directly estimate fair value of the TEPPCO IDRs and ETP IDRs, namely we used a distribution discount model.  The distribution discount model estimates fair value by measuring the present worth of an expected future cash flow stream.  Our cash flow forecast and application of the distribution discount model to estimate fair value of the TEPPCO IDRs and ETP IDRs involved two steps.

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First, cash distributions payable to the common unit holders (i.e. the limited partners) of TEPPCO and ETP were forecast over an approximate 60-year discreet forecast horizon.  In the near-term (i.e. approximately 1 to 5 years from the respective valuation dates), estimated cash distribution rates reflect analyst expectations.  Beyond the near-term, TEPPCO’s and ETP’s cash distributions per common unit were forecast to increase at a 2% annual distribution growth rate over the forecast horizon.  The annual distribution growth rate represents a subjective, conservative estimate based on such factors as past distributions, analyst expectations and input from Ernst & Young LLP.  The Gordon Growth Model (i.e. a perpetual growth model) was applied to estimate a terminal value at the end of the discreet forecast horizon.

The following table summarizes the key assumptions used to forecast cash distributions payable to the limited partners of TEPPCO and ETP:

	TEPPCO	ETP

Price per common unit on valuation date	$43.00	$62.20
Declared quarterly cash distribution rate per common unit on valuation date	$0.6625	$0.7688
Estimated annual distribution growth rate	2.00%	2.00%
Discount rate	8.50%	8.69%
Outstanding common units on valuation date (in millions)	63.000	136.977

The discount rates stated in the preceding table equate the present value of our cash flow forecast to the market price of TEPPCO’s and ETP’s respective common units on the valuation date.  Stated differently, our forecast of the cash distributions payable to the limited partners of TEPPCO and ETP over a discreet forecast horizon plus the terminal value estimate discounted at the rates referenced above represents the market price of TEPPCO’s and ETP’s respective common units on the valuation date.  As such, the discount rates represent the cost of equity for TEPPCO and ETP as of the respective valuation dates.  The estimated annual distribution growth rates and discount rates noted in the table above were also used as assumptions in the Gordon Growth Model to estimate terminal values.

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In the second step of the analysis, total cash distributions to be paid by TEPPCO and ETP over the forecast horizon were estimated.  This includes cash distributions to the respective general partners before incentive distributions as well as incentive distributions.  The relative level of cash distributions paid by TEPPCO and ETP to their respective limited partners and general partners is derived mathematically based on estimated cash distribution rates per common unit (estimated in Step 1 above) and contractually stated distribution rate target levels summarized in the following table:

	Cash Distributions Paid by TEPPCO
	98% Limited Partner Equity Interest	2% General Partner Equity Interest	Incentive Distribution Rights	Distribution Target $/Common unit

Tier 1	98%	2%	0%	$0.2750
Tier 2	85%	2%	13%	$0.3250
Tier 3	75%	2%	23%	$0.4500
Tier 4	50%	2%	48%

	Cash Distributions Paid by ETP
	98% Limited Partner Equity Interest	2% General Partner Equity Interest	Incentive Distribution Rights	Distribution Target $/Common unit

Tier 1	98%	2%	0%	$0.2750
Tier 2	85%	2%	13%	$0.3175
Tier 3	75%	2%	23%	$0.4125
Tier 4	50%	2%	48%

We estimated the cash flow stream associated with the IDRs of TEPPCO and ETP based on the percentages referenced in the preceding table applied to our forecast of total cash distributions for TEPPCO and ETP.  Such cash flows were estimated over a discreet forecast horizon of approximately 60 years.  A terminal value estimate was made at the end of the discreet forecast horizon using the Gordon Growth Model and a cash flow growth rate of 2%.  The summation of our cash flow forecasts and terminal values were discounted at TEPPCO’s and ETP’s respective cost of equity as described above.  The present worth of these cash flow streams were summed to arrive at our estimate of fair value for the TEPPCO IDRs and ETP IDRs.

Propriety of Perpetual Growth Model and Risk Assumptions.  As noted above, cash distributions paid pursuant to IDRs are determined by (i) an MLP’s cash distribution rate per common unit and (ii) contractually stated distribution target levels.  In this nature, cash flow streams associated with IDRs bear the same legal, regulatory, contractual, competitive, economic and other general and company-specific risks as do the distributions to limited partners of an MLP.  These risk factors are considered by investors when pricing publicly traded common units of an MLP in an orderly and active market.  Units of equity in a corporation or MLP are often valued using a dividend discount model (or distribution discount model with respect to an MLP) with terminal value estimates derived using a perpetual growth model.  In this regard, valuation practitioners make the underlying assumption that the entity will remain a going concern and continue to pay dividends or distributions indefinitely.  Given this underlying assumption, regulatory, economic and company-specific factors affect the value of cash flows paid to equity holders but not the life of such cash flows.

 Our estimate of fair value for the IDRs of TEPPCO and ETP relies on a forecast of each entity’s respective cash distribution rates per common unit as well as the cost of equity for each entity.  The assumptions used in our cash flow forecast reflect our expectations as of the respective valuation dates as well as analyst expectations and input from Ernst & Young LLP.  The use of a perpetual growth rate to forecast cash flows in a distribution discount model beyond the terminal year is consistent with industry practice.  Given our forecast of the cash distributions payable to the limited partners of TEPPCO and ETP,

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we solved for the discount rate that equates the perpetual cash distribution forecast to the market price of TEPPCO’s and ETP’s common units on the respective valuation dates.  Such a discount rate (or cost of equity) reflects all risks that market participants would evaluate when investing in the common units of TEPPCO and ETP.

It is important to note that our perpetual growth assumption matches the discount rate used to estimate fair value of the TEPPCO IDRs and ETP IDRs.  A lower cost of equity would have been implied for TEPPCO and ETP had we used a lower or negative growth rate to forecast each entity’s respective cash distribution rates per common unit.  In our judgment, the assumption of a lower cost of equity would have been inconsistent with observable market information as of the respective valuation dates.

Finally, we used several applications of the Market Approach to fair value to corroborate our Income Approach fair value estimates for the IDRs of TEPPCO and ETP.  Specifically, we analyzed indications of fair value for the TEPPCO IDRs and ETP IDRs as implied by (i) the relative common unit prices of Energy Transfer Equity and ETP, (ii) similar transactions, and (iii) observed market yields on other publicly traded partnerships that own IDRs.  The results of our Market Approach analysis corroborated our fair value estimates for the IDRs of TEPPCO and ETP and support the use of a perpetual growth model to estimate cash flows beyond a terminal year.

Indefinite Life and Impairment Testing.  Based on information as of the respective valuation dates, and currently, we have not identified factors that would limit TEPPCO’s and ETP’s ability to pay cash distributions to their respective limited partners.  As stated in response to comment 10 in our letter to the Staff dated September 11, 2008, we considered all pertinent factors including legal, regulatory, contractual, competitive, economic, and other factors (including demand for services in the midstream energy sector) that may indicate a limit to the useful life of the TEPPCO IDRs and ETP IDRs.  In the absence of evidence to the contrary, we expect TEPPCO and ETP to pay cash distributions to their respective limited partners for an indefinite period of time.  Therefore, we forecast these cash distributions into perpetuity based on available information and accepted industry practice.  Based on our forecast of TEPPCO’s and ETP’s future cash distributions to limited partners and each entity’s contractually stated distribution rate target levels, we concluded that TEPPCO and ETP will continue to pay incentive cash distributions in accordance with their respective partnership agreements for the foreseeable future in amounts at least equal to current distributions.

Our consolidated balance sheet reflects an indefinite-life intangible asset we recorded in connection with the TEPPCO IDRs.  In accordance with paragraph 17 of SFAS 142, we will test our IDR intangible asset for impairment annually or more frequently if events or changes in circumstances indicate impairment.  The impairment test shall consist of a comparison of the intangible asset’s fair value with its carrying value.  If the carrying value of our IDR intangible asset exceeds its fair value on the testing date, we will record an impairment loss in the amount equal to that excess.  Fair value of the IDR intangible asset will be measured for impairment testing purposes using the methodology described above initially employed to value the asset.  Changes in legal, regulatory, contractual, competitive, economic and other general and company-specific factors affect the fair value of our IDR intangible asset.  Consideration will be given to these factors as of the relevant measurement date when estimating fair value of our IDR intangible asset for impairment testing purposes.

Changes in legal, regulatory, contractual, competitive, economic and other general and company-specific factors may also affect the economic useful life of our IDR intangible asset.  As such, and in accordance with paragraph 16 of SFAS 142, we will evaluate the remaining useful life of our IDR intangible asset each reporting period to determine whether events and circumstances continue to support an indefinite useful life.  We will incorporate observable active market data to the extent possible when evaluating our indefinite useful life assumption.  If we subsequently determine that our IDR intangible asset has a finite useful life as a result of events or changes in circumstances, we will test our asset for impairment and amortize it prospectively.

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Our consolidated balance sheet also reflects the Parent Company’s investments in Energy Transfer Equity and LE GP, LLC, which include related excess cost amounts we attribute to the IDRs of ETP.  We monitor the underlying business fundamentals of our investments in unconsolidated affiliates on a quarterly basis and test equity-method investments, including related excess cost amounts, for impairment when events or changes in circumstances indicate that there is a loss in value of the investment that is other than a temporary decline.  Examples of such circumstances include changes in the regulatory environment and/or a long-term adverse change in the entity’s industry that would impair the entity’s ability to make cash distributions similar to current amounts.  In accordance with paragraph 19(h) of APB 18, we will evaluate and recognize an impairment charge to the extent that the Parent Company’s investment balance in Energy Transfer Equity and LE GP, LLC experiences a loss in value that is other-than-temporary.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Michael J. Knesek
Name:	Michael J. Knesek
Title:	Senior Vice President, Controller and
Principal Accounting Officer of
EPE Holdings LLC, general partner of
Enterprise GP Holdings L.P.

cc:	Dr. Ralph S. Cunningham
W. Randall Fowler
Richard H. Bachmann
Michael Hanson
Phil Neisel
David Buck (Andrews Kurth)